

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 10, 2007

Mr. Ed Heckerson
President
AirtimeDSL
2920 N. Green Valley Parkway, Suite 321
Henderson, Nevada 89014

**Re: AirtimeDSL
          Registration Statement on Form SB-2
          File No. 333-146021
          Filed September 13, 2007**

Dear Mr. Heckerson:

We have limited our review of your Form SB-2 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Outside Prospectus Cover Page</u>

1. Please revise to indicate that you are conducting a secondary offering pursuant to Rule 415 by checking the box on the outside cover page. Also in this regard, please revise page 10 to correct your disclosure to reflect that the common shares being registered are not, in fact, being offered by the company through its officers, directors and licensed agents of the issuer.

<u>Prospectus Cover Page, page 1</u>

2. Please revise the prospectus cover page to state the fixed price at which the shares are being offered, which appears to be $0.02/share, until such time as the shares are quoted on the OTCBB. Furthermore at times in the prospectus, you incorrectly state that the company intends to apply for quotation on the OTCBB. Revise throughout to consistently reflect the need to have a market maker file such an application for trading.

<u>Business, page 17</u>

3. Please revise to include a more robust discussion of your business, pursuant to Item 101 of Regulation S-B. For example, your proposed business plan is extremely broad. Clarify whether you intend on focusing your business initially in a specific geographic region, and if this is the case, provide more focused disclosure of whom you expect your competitors to be (regional carriers as opposed to national providers). Likewise, at "Management's Discussion and Analysis" on page 23, provide a more complete discussion of your plan of operation, pursuant to Item 303(a) of Regulation S-B. Provide a timeline of your expected development and your anticipated capital expenditures. We note your statement on page 20 indicating that your cash on hand will be sufficient to fund your "immediate expansion." Provide a detailed description of what your "immediate expansion" involves and what additional expansion will be necessary for you to become an operational company.

4. If you are unable to provide a detailed business plan, provide us with your analysis as to why you should not be deemed a blank-check issuer. Regardless, include a statement, if true, that Mr. Heckerson has no plans to merge the company with an operating company.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Thomas C. Cook, Esq. (by facsimile)